Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of the financial condition and results of operations of Vertical Aerospace Ltd. (“our”, “we” or the “Company”) should be read in conjunction with our unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this filing, as well as our audited consolidated financial statements and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”). Unless otherwise specified below, definitions of the defined terms used below are included in the Annual Report.

The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Forward-Looking Statements” section of this filing and in the “Risk Factors” section of our Annual Report. Our actual results could differ materially from those contained in any forward-looking statements.

Overview

Our vision is to transform how the world moves. We are a global aerospace and technology company that is pioneering electric aviation, focused on designing, manufacturing and selling a zero operating emission electric vertical takeoff and landing (“eVTOL”) aircraft for use in the advanced air mobility (“AAM”) market, using cutting edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we come from a deep aerospace and automotive mindset, and we designed, built and flew two sub-scale prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are progressing towards the certification of, our flagship eVTOL, the VX4. Our first full-scale VX4 prototype successfully concluded its remote thrustborne flight test campaign in August 2023.

Our second, more advanced, full-scale VX4 prototype commenced flight tests in July 2024, achieving the milestone of piloted thrustborne flight maneuvers in January 2025 and commenced wingborne flight in May 2025. The assembly of our third full-scale VX4 prototype, identical to the second, is underway and is expected to begin testing by the end of 2025. Both our second, and soon to be third, prototypes include much of our strategic partners’ technology that we plan to incorporate into our final certification aircraft. In addition to the three VX4 prototypes, we also expect to have five flying and two static aircraft, for certification purposes only, built prior to the end of 2027.

We are targeting the VX4 to be capable of transporting a pilot and up to six passengers, traveling distances of up to 100 miles, and achieving cruise speeds of 150 mph, while producing minimal noise and zero operating emissions. The VX4 aircraft is being designed around existing certifiable technology, as well as certain novel technology such as the batteries and propellers which we are designing and developing in-house. Collectively, our experienced team has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and original equipment manufacturers (“OEMs”) actively pursuing certification from the United Kingdom’s Civil Aviation Authority (the “CAA”) and the European Union Aviation Safety Agency (“EASA”) with a winged vehicle. We aim to have our aircraft certified to safety targets the same as those to which large commercial airliners are subject, based on standards that are 100 times safer than those applicable to small single engine helicopters. EASA and the CAA have also agreed how they will collaborate on the certification of Vertical’s VX4, under the technical implementation procedures agreed as part of the UK’s withdrawal from the European Union. While both regulators have been working closely already, this sets the foundations for their certification experts to apply common standards and work together towards concurrent certification and validation of the VX4 by both authorities. In 2023, the CAA announced its intention to adopt EASA’s Means of Compliance to SC-VTOL, the standards against which European and UK manufacturers design eVTOLs. In 2025, the CAA announced its eVTOL Delivery Model which sets out a regulatory framework to facilitate commercial eVTOL flights in the UK by the end of 2028. By achieving certification of our VX4 eVTOL aircraft from the CAA and EASA, we expect to leverage the work done with our home regulator to have the certification validated by other regulators where we intend to operate, including the United States Federal Aviation Administration (the “FAA”), Brazil’s National Civil Aviation Agency (“ANAC”) and Japan Civil Aviation Bureau (“JCAB”).

In March 2023, the CAA issued us with an eVTOL Design Organisation Approval (“DOA”), the scope of which was expanded in July 2024, enabling our engineers to sign-off compliance of an expanding range of technical areas, including additional aspects of flight control, avionics and electrical systems. By enhancing our capacity to carry out certification activities, we expect to streamline the overall certification process. UK and European aerospace companies cannot hold a type certificate, necessary for entry into service, without being granted a DOA. The DOA authorizes us to conduct design activities and issue design approvals within the DOA’s scope of approval.

In May 2025, we announced a complementary hybrid-electric aircraft. This aircraft is intended to extend the payload and range capability of the pure-eVTOL platform to carry up to 1,100 kilograms and travel 1,000+ miles, enabling new potential applications in defense, logistics and commercial sectors including air ambulance services, which require longer range and higher payload than current eVTOL platforms can deliver. This hybrid aircraft maintains the same airframe as the eVTOL.

In November 2024, we launched Flightpath 2030, our strategy for market leadership before the end of the decade through embedding a pioneering culture, redefining aerospace best practice, intelligent partnering and being safety obsessed. In September 2025, reflecting our subsequent progress and learnings, we announced a number of revised or new operational targets and financial projections. We believe we are currently on track to meet our communicated targets toward Flightpath 2030, as recently updated.

We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high-quality experience. Our in-house expertise, together with our industry-leading partners, cover design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance. We aim to be one of the leading eVTOL aircraft OEMs, selling globally certified eVTOL aircraft to a variety of customers, including commercial airlines, aircraft leasing companies, business aviation, tourism groups, mobility platforms and existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses, and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military logistics transport, among other potential uses. We plan to explore the potential development of versions of the VX4 for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and the establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

Recent Developments

Progress on Flightpath 2030

In September 2025, we updated and expanded upon our previously announced strategy for market leadership, Flightpath 2030. This updated Flightpath 2030 outlines defined operational and financial goals for Vertical, including, without limitation, the following operational goals: to have delivered at least 175 aircraft to our customers by the end of 2030, with plans, collectively across the VX4 and the hybrid-electric variant, to scale up to approximately 900 units in 2035, achieving an annual production rate exceeding 225 units in Q4 2030, and delivering approximately 45,000 battery units in 2035. As of November 4, 2025, we have received pre-orders for approximately 1,500 VX4 aircraft; all of the pre-orders we have received are not legally binding, are conditional, and may be terminated without penalty at any time by either party. Flightpath 2030 sets forth the Company’s objectives for transitioning from development-stage operations to scaled commercial manufacturing, to enable us to become sustainably cash generative with recurring revenue and related margins, and achieve positive net operating cash flow. We are targeting regulatory certification of the VX4 with the CAA in 2028, followed by certification of the hybrid-electric variant in 2029.

Fundraising and Capital Resources

In September 2025, we announced certain information in respect of our capital needs towards certification of the all-electric VX4 aircraft pursuant to our base case plan targeting VX4 certification in 2028, including, without limitation, that it is currently estimated that we will require additional capital to fund (i) people and operating expenses, which is the core business expenditure, primarily driven by engineering resources and supporting infrastructure as well as manufacturing costs necessary for the pre-production, certification-ready aircraft; (ii) non-recurring engineering costs (NRCs) in connection with the Company’s signing its long-term supply contracts with its certification partners; (iii) capital expenditures, relating to aircraft assembly and battery facilities; (iv) hybrid powertrain development up to an assumed customer-funded contract; and (v) program contingency. The gross funding costs are expected to be partially offset by current cash in bank, excluding assumptions around future capital raises, and income, including anticipated customer pre-delivery payments, inflows from tax credits, and government support.

Also in September 2025, we entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”), pursuant to which we may issue and sell our ordinary shares, having an aggregate offering price of up to $100 million, from time to time to or through Jefferies, acting as sales agent, in an “at the market” equity offering program (the “ATM”).

Manufacturing and Production

In September 2025, we announced our intention to utilize a modular manufacturing model, under which the VX4 will effectively be kit assembled, allowing for smaller-scale, single production lines to meet orders and maintain full capacity to be scaled efficiently as demand grows. To achieve this plan, we confirmed our production facilities for initial low-rate production. These facilities are an expanded site at Cotswold Airport, located adjacent to the existing Flight Test Centre, which will support the initial entry-into-service aircraft, with expected capacity to fulfill the production of greater than 25 VX4 aircraft annually. We signed a five-year lease for the initial phase of this expanded facility, as well as a letter of intent for the subsequent phase to build an additional permanent hangar, which will together take our total footprint at Cotswold Airport to approximately 130,000 square feet. Furthermore, we signed Heads of Terms with the landlord of the existing battery development and testing facility for a purpose-built facility, adjacent to the existing Vertical Energy Centre, to provide capacity for battery production into 2030. This expansion will include an additional approximate 30,000 square feet, pursuant to a 15 year lease, with target occupation in 2026, bringing our total footprint at the Vertical Energy Centre to approximately 45,000 square feet.

Changes to Board Composition

On September 1, 2025, the Board of Directors of the Company (the “Board”) approved an increase in the size of the Board from seven to eight directors and appointed Patrick Ky to serve as a director of the Company, effective immediately.

Key Factors Affecting Operating Results

Prototype Flights Tests

In September 2022, following a series of rigorous ground-based tests, including lift, vibration and propeller thrust, our first full-scale VX4 prototype started flight tests. By August 2023, operating under CAA approvals, this prototype had successfully completed a thrustborne flight test campaign (including lifting, hovering, flying and landing vertically, by the thrust of the aircraft’s propulsion system). The flight tests included numerous hovers, both tethered (with a pilot) and untethered, expanding the low-speed flight envelope under remotely piloted conditions and powered by our proprietary battery systems.

On August 9, 2023, following the completion of our remote thrustborne flight test campaign, we conducted further uncrewed flight tests of the VX4 prototype aircraft under stress scenarios before its planned retirement, to understand how the aircraft would perform outside of its expected operating conditions. During one of these further flight tests, an unexpected fault occurred, causing the aircraft to enter into a stable descent before being damaged on impact with the ground. We completed a swift and thorough investigation and submitted a report to the Air Accidents Investigation Branch (“AAIB”). Both the AAIB’s and our reports concluded that the primary cause of the accident was due to an adhesive bond failure of a propeller blade. We had already redesigned the early generation propeller prior to the accident and are no longer using the same supplier.

In July 2024, we completed the build of our second more advanced full-scale VX4 prototype. This prototype incorporates additional technology from our partners that we expect to implement into our certification aircraft. The aircraft has been designed and built in collaboration with our global aerospace partners, including GKN Aerospace, Honeywell, Hanwha, Molicel, Leonardo and Syensqo, and features our next generation propellers and new proprietary battery technology, designed and manufactured at our Vertical Energy Centre.

The CAA issued a Permit to Fly in July 2024 following a rigorous evaluation of the engineering, design, test data and aircraft, and we began our piloted flight test campaign, completing our first tethered piloted flight in July 2024. In September 2024, the second full-scale VX4 prototype completed Phase 1 of its piloted flight test program at the Vertical Flight Test Centre and in November 2024, it achieved piloted, untethered vertical take-off and landing for the first time as Phase 2 of its flight test program began. Through January 2025, piloted untethered flight tests continued with Vertical becoming what we believe is only the second company in the world to achieve piloted thrustborne flight maneuvers with a full-scale vectored thrust eVTOL aircraft. These tests demonstrated the prototype aircraft’s ability to hover and progress to piloted, low-speed maneuvers using lift generated by the propellers. We announced the conclusion of Phase 2 in February 2025, with the prototype completing over thirty piloted test flights, cumulatively, including successful hover and low speed flight maneuvers, as well as executing handling and performance procedures including roll, yaw, and spot-turns.

In May 2025, we commenced Phase 3 of our flight test program, completing what we understand to be the first-ever wingborne flight of a winged electric vertical take-off and landing aircraft in open airspace, where the aircraft took-off, flew and landed like a conventional aircraft, with lift generated by the wing. On July 16, 2025, following Flight Conditions and Permit to Fly approvals from the CAA, the VX4 prototype flew from our Flight Test Centre at Cotswold Airport to the Royal International Air Tattoo (RIAT) at RAF Fairford, a Royal Air Force station which is used by the United States Airforce. In September 2025, we announced the conclusion of Phase 3 wingborne testing, with the aircraft performing as modeled in the simulator, validating both the design and ease of handling.

The final Phase 4 flight phase – piloted transition flight –will test the VX4’s ability to shift seamlessly between vertical lift (“helicopter mode”) and wingborne flight (“airplane mode”), which will be the operating mode used in passenger service. This Phase 4 transition flight testing is targeted for completion by the end of 2025.

Vertical is also currently assembling a third, identical full-scale prototype which will accelerate the VX4’s flight test program and demonstration capability. We are targeting testing this aircraft by the end of 2025 and intend to take flight test learnings from both prototypes into the design and development of the certified VX4 model.

In connection with our May 2025 announcement of a complementary hybrid-electric aircraft, we have begun testing the first generation of this hybrid powertrain connected to our proprietary batteries and are targeting flight tests of this hybrid-electric variant in 2026.

Prototype flight tests are a critical factor affecting the future operating results of the Company. These tests provide essential data and insights that inform the design, safety, and performance of our aircraft. Successful flight tests validate our technological advancements and regulatory compliance, which are crucial for progressing towards certification and commercialization. Conversely, any material setbacks or delays in the flight test program can impact our timelines, costs, and investor confidence.

Commercialization

We have deployed a sales strategy engaging in direct sales to operator customers and third-party distribution networks. Our sales force has identified and targeted key prospects from a pool of over 5,000 airlines with ICAO codes worldwide that are seeking to capitalize on the growth of the AAM market.

As part of this approach and as previously announced, we have entered into arrangements with several commercial partners for multiple pre-orders and pre-order options for our aircraft, including with American Airlines, Avolon, Bristow, Marubeni, Kakao Mobility, Iberojet, FLYINGGROUP as well as (through Avolon’s VX4 placements) Japan Airlines (JAL), Gol, Gözen Holdings and AirAsia – with certain customer obligations expected to be fulfilled via third party agreements. Marubeni has made a pre-delivery payment to reserve delivery slots for the first 25 VX4 aircraft of its conditional pre-order of up to 200 aircraft. In addition, American Airlines has committed to pay a pre-delivery payment in exchange for our commitment to reserve delivery slots for the first 50 VX4 aircraft of American Airline’s conditional pre-order of 250 aircraft (and pre-order option for a further 100 aircraft). This pre-delivery payment is subject to the satisfaction of certain conditions, including the entering into a master purchase agreement that will contain the final terms for the purchase of the aircraft.

All such pre-orders, options and commitments are not legally binding, are conditional and may be terminated without penalty at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances.

Additionally, our expanded strategic partnership with Bristow represents a further step closer to bringing advanced air mobility into commercial operation, providing turnkey access to aircraft, pilots, maintenance, and insurance – lowering the barriers to entry into service for current and prospective customers.

Development of the Advanced Air Mobility Market

We believe that deploying a new type of aerial mobility network in and between cities represents an extensive market opportunity that we expect to expand over time. We intend to seize on the untapped demand for getting into and out of city centers globally, as certain existing travel methods can be impractical, inconvenient or unaffordable. Our long-term financial performance ultimately depends on the demand for such short-distance aerial transportation and the growth of the AAM market. We, and the eVTOL sector more generally, seek to displace the current incumbents by taking market share and/or benefitting from the incremental growth in demand. We also believe that in developing a hybrid-electric aircraft, it will enable new potential applications in the defense, logistics and commercial sectors including air ambulance services, which require longer range and higher payload than current eVTOL platforms can deliver. With respect to the defense market, in particular, it is expected that the dual-use hybrid-electric aircraft will be optimal for both military and civilian applications.

There are two critical factors that will enable us to secure a prominent position in the AAM market: firstly, our ability to develop, certify and manufacture our aircraft, and secondly, the adoption of eVTOL as an alternative mode of transport. Our success in development and manufacturing will be dependent on overcoming several challenges around key manufacturing considerations, such as wingborne capability and battery efficacy. We plan to continue to invest in our infrastructure, workforce and research and development efforts to ensure that we will be able to deliver our aircraft to our customers in a timely manner.

While we believe that there will be a significant market for AAM in the future, there is a possibility that consumer resistance may be significant, as there may be misconceptions about eVTOL safety, performance and reliability. Additional factors impacting the pace of adoption of AAM and aerial transportation include but are not limited to: perceptions about eVTOL quality and cost; perceptions about the limited range over which eVTOL may be flown on a single battery charge; the evolution and availability of competing forms of transportation, such as ground or air taxi or ride hailing services; the development of adequate infrastructure; consumers’ perception about the convenience and cost of transportation using eVTOL relative to ground based alternatives; and, in particular, improvements in fuel efficiency, autonomy, or electrification of cars. In addition, macroeconomic factors could impact demand for AAM services, particularly if end user pricing is at a premium to ground based transportation alternatives. If the market for AAM does not develop as expected, this would impact our ability to generate revenue or grow our business.

Competition

We face immediate competition from other eVTOL manufacturers, suppliers and operators as well as ground-based mobility solutions and local and regional incumbent helicopter and aircraft charter services. While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could launch in one or more markets ahead of us. Even if we are among the first to market, any anticipated advantages may not crystallize if new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or if any of our competitors obtain large-scale capital investment to speedily scale up their distribution capability. Existing AAM operators may also take actions to protect their customer base, which could prevent us from gaining market share in markets in which we intend to operate. For a more comprehensive discussion, please see Item 3.D. “Risk Factors — Risks Related to Our Business and Industry” in our Annual Report.

Regulatory Landscape

We are, and will be, subject to significant regulation relating to aircraft safety and testing, accessibility, battery safety and testing and environmental regulation in the United Kingdom, European Union, the United States and other markets in which we intend to operate. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of our aircraft. For more information, see Item 4.B. “Business Overview— Focus on Certification” and Item 3.D. “Risk Factors — Risks Related to Our Regulatory Environment” in our Annual Report.

Trends and Other Factors Affecting our Business

We are closely monitoring the possible impact that ongoing geopolitical conflicts (including the ongoing war between Russia and Ukraine) and tensions may have on the Company and any adverse effects they could have on our business and strategic plans. Although we do not believe that any ongoing geopolitical conflicts have had a direct impact upon us, we are continuing to monitor and evaluate if our design and development activities, regulatory certification processes and ability to maintain our current business relationships and contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the VX4 (including our hybrid-electric variant of the VX4), could be adversely affected by such conflicts.

We also continue to closely monitor the possible effects of general economic factors on our business and planning, including, among other things, the impact of inflation, financial and credit market fluctuations and implementation of tariffs under the current U.S. administration and retaliatory tariffs by the targeted countries. These factors have, and may continue to, put pressure on our costs for employees and materials and services we procure from our suppliers.

For additional information on risks posed by geopolitical conflicts and general economic factors, see Item 3.D “Risk Factors” in our Annual Report.

A. Operating Results

Components of Results of Operations

Revenue

We are currently in the research and development phase of our journey to commercialization of eVTOL technology. We have not generated any revenue from design, development, manufacturing, engineering, sale or distribution of our aircraft. No revenue was generated during the three and nine months ended September 30, 2025.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of relevant staff costs, including salary and benefits, third-party engineering consultants, materials, equipment, components and tooling, and program consumables and testing. Costs associated with development projects such as aircraft programs, component programs and software products are expensed rather than capitalized as intangible assets under construction. We expect research and development expenses to increase as we continue to develop our aircraft technology. The accounting policies applied remain consistent with those of the previous financial year and corresponding interim reporting period. For more information about our accounting policy for intangible assets, refer to note 2 in our consolidated financial statements for the year ended December 31, 2024 included in our Annual Report.

Administrative Expenses

Administrative expenses consist of the costs associated with employment of our non-engineering staff, including salary and benefits, the costs associated with our premises, and the depreciation of our fixed assets, including depreciation of “right of use” assets in relation to our leased property. We expect administrative expenses to increase as our overall activity levels increase due to an expanding property footprint, as well as the need for additional resources in enabling functions to support our engineering activities. We also expect administrative expenses to increase as we hire additional personnel and consultants to support our compliance with the applicable provisions of the Sarbanes-Oxley Act and other SEC rules and regulations. See note 4 to our unaudited condensed consolidated interim financial information for the nine months ended September 30, 2025 and 2024 included elsewhere in this filing.

Administrative expenses also include share-based payment expenses in connection with the award and vesting of certain 2021 Incentive Plan and EMI options during the nine months ended September 30, 2025. See note 5 to our unaudited condensed consolidated interim financial information for the nine months ended September 30, 2025 and 2024 included elsewhere in this filing.

Related Party Administrative Expenses

Related party administrative expenses reflect costs from Imagination Industries Incubator Ltd. (“i3”), which is an entity controlled by Stephen Fitzpatrick, our founder and affiliate. The nature of these costs is the provision of a limited number of flexible desk spaces at the United House in London, UK. See note 17 to our unaudited condensed consolidated interim financial information for the nine months ended September 30, 2025 and 2024 included elsewhere in this filing.

Other Operating Income

Other operating income consists of government grants to support our development activities as well as the UK R&D expenditure credit (“RDEC”) related to the United Kingdom research and development tax relief schemes.

Net Finance Income (net of finance costs)

In accordance with IFRS 9, the Convertible Senior Secured Notes are treated as a hybrid instrument, and upon initial recognition the Company did not separate the convertible note into a host liability component and a derivative liability component (in relation to the embedded conversion option).

A single financial liability, recognized on the statement of financial position, is revalued at each reporting date using an option pricing model, with fair value gains or losses recognized through profit or loss. Option pricing estimates the probability that the conversion options will be in the money at expiration and assigns a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value.

Finance income and costs also includes fair value movements on warrants, interest calculated on lease liabilities, and both realized and unrealized foreign exchange movements caused by the fluctuation of exchange rates between the US Dollar, Euro, and any other currencies that are utilized in our operations.

Income tax credit

The Company receives UK small and medium-sized enterprise (“SME”) R&D tax relief, which is reported within Income tax credit. This was replaced by an enhanced R&D intensive support (“ERIS”) scheme replaced the old RDEC and SME schemes for accounting periods beginning on or after April 1, 2024.

The Company also receives R&D tax relief relating to the RDEC, which is reported within Other operating income.

Qualifying expenditures largely comprise R&D staff employment costs, R&D components, consumables, parts, tooling and outsourced contracting support for R&D activities and utilities costs.

Results of Operations

The following table sets forth the unaudited condensed consolidated interim statements of operations in British pounds sterling for the periods presented.

	Nine Months Ended September 30,
	2025	2024
	(in £ thousands)	(in £ thousands)	% Change
Research and development expenses	(41,105)	(45,060)	(9)
Administrative expenses	(35,725)	(32,170)	11
Related party administrative expenses	(207)	(57)	263
Other operating (expense)/income	(3,371)	34,358	(110)
Operating loss	(80,408)	(42,929)	87
Net finance income/(costs)	333,125	(12,792)	(2,704)
Profit/(loss) before tax	252,717	(55,721)	(554)
Income tax credit	22,210	10,061	121
Net profit/(loss)	274,927	(45,660)	(702)

For the nine months ended September 30, 2024 and 2025

Research and development expenses

Research and development expenses decreased by £3,955 thousand, or 9% from £45,060 thousand during the nine months ended September 30, 2024 to £41,105 thousand during the nine months ended September 30, 2025.

Spend on research and development components, parts and tooling decreased from £15,412 thousand during the nine months ended September 30, 2024 to £6,123 thousand during nine months ended September 30, 2025. This decrease was primarily due to a reduction in additional aircraft parts required to be delivered given the ongoing assembly of our third aircraft prototype during 2025.

We have continued to invest in high quality engineering expertise. This has resulted in an increase in research and development staff costs from £20,029 thousand during the nine months ended September 30, 2024 to £24,664 thousand during the nine months ended September 30, 2025.

Administrative expenses

Administrative expenses increased by £3,555 thousand, or 11%, from £32,170 thousand during the nine months ended September 30, 2024 to £35,725 thousand during the nine months ended September 30, 2025.

Administrative staff costs (excluding share based payments) increased from £7,013 thousand for the nine months ended September 30, 2024 to £8,976 thousand for the nine months ended September 30, 2025 reflecting increased investment in enabling and other functions that support the progress towards the certification and commercialization of our aircraft. Please see note 4 to our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025 and 2024 included elsewhere in this filing for further information.

Share based payment expenses decreased from £6,408 thousand for the nine months ended September 30, 2024 to £5,364 thousand for the nine months ended September 30, 2025 reflecting a lower share price at the date of share awards during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024 in addition to the vesting profile of awards made in each respective year. Please see note 5 to our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025 and 2024 included elsewhere in this filing for further information.

Related party administrative expenses

Related party administrative expenses increased by £150 thousand, or 263% from £57 thousand during the nine months ended September 30, 2024 to £207 thousand during the nine months ended September 30, 2025, which reflects the cost of alterations and renovations made to the office space provided by i3.

Other operating expense/(income)

Other operating income decreased by £37,729 thousand, or 110% from income of £34,358 thousand during the nine months ended September 30, 2024 to expense of £3,371 thousand during the nine months ended September 30, 2025.

Effective May 22, 2024, we reached an agreement with Rolls-Royce to terminate the contract we had previously entered into with Rolls-Royce to develop an Electric Propulsion Unit (EPU). Under the termination agreement, we received a cash amount from Rolls-Royce in an amount equal to $34 million during the nine months ended September 30, 2024.

At the time of preparing its financial statements for the year ended December 31, 2024, the Company was unable to determine, with certainty, if any relationships existed that would cause Vertical Aerospace Group Limited (“VAGL”) to be defined as a large company and ineligible for SME relief. Absent such certainty, within those financial statements, the Company recognized tax relief solely based on the RDEC scheme.

Management has since determined that the transactions contemplated under the Investment Agreement on December 23, 2024, do not result in the presence of any linked or partner companies that would otherwise cause VAGL to be defined as a large company, and therefore, the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025 reflect the reversal of tax relief previously recognized under the RDEC scheme of £7,553 thousand, which has since been claimed and received, under the SME scheme (and reported within Income tax credit in the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025). See also “—Income Tax Credit” below.

A merged RDEC scheme and an ERIS scheme replaced the old RDEC and SME schemes for accounting periods beginning on or after April 1, 2024. The ERIS scheme is not notified state aid, allowing grant funding to be combined with R&D tax relief. Unlike the old SME scheme, grant funded R&D does not provide a barrier to an ERIS claim, and as a result no RDEC relief has been recognised for the current period.

Income from government grants decreased from £5,462 thousand for the nine months ended September 30, 2024 to £4,176 thousand for the nine months ended September 30, 2025. We continue to be eligible and in receipt of government grant funding from the United Kingdom’s Aerospace Technology Institute and Innovate UK in relation to our proprietary propeller and battery technologies. The receivable installments are recognized in other operating income as the matching sanctioned expenditure is incurred, with a retrospective claim process.

Finance income/(costs)

Net finance income increased by £345,917 thousand, or 2,704% from finance costs of £12,792 thousand during the nine months ended September 30, 2024 to finance income of £333,125 thousand during the nine months ended September 30, 2025.

This reflects fair value gains on financial liabilities, relating to Convertible Senior Secured notes, which increased by £332,755 thousand, from a fair value loss of £14,537 thousand during the nine months ending September 30, 2024 to a fair value gain of £318,218 thousand during the nine months ended September 30, 2025. This results from a greater reduction in share price from December 31, 2024 to September 30, 2025 compared to from December 31, 2023 to September 30, 2024. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into an option pricing model to derive the instrument’s theoretical fair value. Please see note 14 to our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025 and 2024 included elsewhere in this filing for further information.

Foreign exchange gains increased by £9,395 thousand, from £12,187 thousand during the nine months ending September 30, 2024 to £21,582 thousand during the nine months ended September 30, 2025. This resulted from the strengthening of British pounds sterling against the U.S. dollar. Please see note 8 to our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025 and 2024 included elsewhere in this filing for further information.

Income tax credit

Income tax credit increased by £12,149 thousand, or 121% from £10,061 thousand during the nine months ended September 30, 2024 to £22,210 thousand during the nine months ended September 30, 2025.

The income tax credit recognized for the nine months ended September 30, 2024 was based upon the Company’s eligibility for SME relief. However, at the time of preparing its financial statements for the year ended December 31, 2024 the Company was unable to determine, with certainty, if any relationships existed that would cause the Company to be defined as a large company and ineligible for SME relief. Absent such certainty, within those financial statements, the Company recognized tax relief solely based on the RDEC scheme. As a result, the income tax credit for the nine months ended September 30, 2024 was reversed within the financial statements for the year ended December 31, 2024.

Management has since determined that the transactions contemplated under the Investment Agreement on December 23, 2024, do not result in the presence of any linked or partner companies that would otherwise cause the Company to be defined as a large company and therefore the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025 include £13,700 thousand tax credit claimed and received, relating to eligible research and development expenditure incurred in the year ended December 31, 2024, in addition to £8,510 thousand tax credit recognized relating to eligible research and development expenditure incurred in the nine months ended September 30, 2025.

Off -Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise have been required beginning with our second annual report on Form 20-F in 2023, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the September 30, 2025 reporting period and have not been early adopted by us and our subsidiaries. These standards are not expected to have a material impact on us in the current or future reporting periods or in connection with foreseeable future transactions. Please see note 2 to our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025 and 2024 included elsewhere in this filing.

B. Liquidity and Capital Resources

The functional currency of the Company is USD and the functional currency of Vertical Aerospace Group Limited (“VAGL”) is GBP. The financial statements are presented in GBP, which is the Company and VAGL’s presentation currency. Note that in this section certain narrative financial information is shown in GBP and other information is shown in USD; typically, this is because we have incurred the majority of our costs in the UK and in GBP, while we expect customer payments and any external funding to be raised in USD.

We have incurred net losses since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft. Commensurate with being in the development phase of our journey to commercialization of the VX4, we have invested heavily in research to support the development of our aircraft. As of September 30, 2025, we had £92 million of cash and cash equivalents on hand. As of the date of this report, we had approximately £89 million of cash and cash equivalents on hand. We maintain cash balances with financial institutions in excess of insured limits. We have prepared a cash flow forecast and have considered our ability to continue as a going concern for the foreseeable future, being at least 12 months following the date of this filing. In accordance with our cash flow forecast, we currently project our cash outflows from operations for the 12 months following the date of this filing to be approximately £175 million (after taking into account expected R&D tax receipts and grants of approximately £25 million), which are expected to be used primarily to fund testing of the prototype aircraft, and to further develop our certification aircraft. While we currently project that our existing resources will fund operations toward the middle of 2026, we require additional capital to continue to fund our ongoing operations beyond that point and to be in a position to continue carry out our business plans prior to the commercialization of our aircraft.

In January 2025, we launched a funding round consisting of the Company’s public offering of Units, with each Unit consisting of (i) one ordinary share, (ii) one-half of one Tranche A Warrant, and (iii) one-half of one Tranche B Warrant, for aggregate gross proceeds of $90 million, before deducting underwriting discounts and commissions and other offering expenses, which closed on January 24, 2025 (the “January 2025 Offering”), and which amount included $25 million non-contingent funding previously committed from Mudrick Capital.

In July 2025, we launched a funding round consisting of the Company’s public offering of 12,000,000 ordinary shares, culminating in aggregate gross proceeds of $60 million, before deducting underwriting discounts and commissions and other offering expenses, which closed on July 10, 2025 (the “July 2025 Offering”). In connection with the July 2025 Offering, we granted the underwriters, Deutsche Bank Securities Inc. and William Blair & Company L.L.C. (the “Underwriters”), a 30-day option to purchase up to an additional 1,800,000 ordinary shares at the public offering price of $5.00 per ordinary share, which was exercised in full on July 17, 2025, resulting in additional aggregate proceeds of $9 million, before deducting underwriting discounts and commissions and other offering expenses.

In September 2025, we entered into the Sales Agreement with Jefferies, pursuant to which we may issue and sell our ordinary shares, having an aggregate offering price of up to $100 million, from time to time to or through Jefferies, acting as sales agent, in an “at the market” equity offering program. As of the date of this report, we had sold ordinary shares under the ATM, totaling $16.4 million, net of commissions.

Our ability to continue as a going concern is highly dependent on our ability to secure funds from additional funding rounds to finance ongoing operations before our existing resources are fully consumed. We plan to raise additional funds prior to such consumption and may seek to issue further equity in doing so, however there can be no assurance that we will be able to obtain such investment on acceptable terms, or on necessary timelines, or at all, to provide sufficient funds to meet our ongoing funding requirements.

Especially pertinent to our funding requirements, the Convertible Senior Secured Notes Indenture contains a covenant requiring us to maintain a minimum cash balance of at least $10 million at all times. We project that we will breach this covenant in the second quarter of 2026 unless additional capital is raised. Such a breach, if uncured, would result in an event of default occurring under the Indenture, which would permit the Convertible Senior Secured Notes Investor to accelerate the maturity of the Convertible Senior Secured Notes and ultimately claim against its collateral. An event of default would result in the Convertible Senior Secured Notes being due immediately to which we do not have sufficient funds to repay.

The inability to obtain future funding could impact our financial condition and ability to pursue our business strategies, including being required to delay, reduce or eliminate some of our research and development programs, or being unable to continue operations or to continue as a going concern. Our dependency on raising additional capital indicates that a material uncertainty exists that may raise significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern and therefore we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our forecasts are based on assumptions that may prove to be wrong, and we may exhaust our available capital resources sooner than we currently expect. Please refer to note 2 to our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025 and 2024 included elsewhere in this filing.

Our future capital requirements will depend on many factors, including:

•	research and development expenses as we continue to develop our aircraft;

•	capital expenditures in the expansion of our testing and certification capacities;

•	additional operating costs and capital expenditure for production ramp up and raw material procurement costs;

•	general and administrative expenses as we scale our operations;

•	interest expense from any debt financing activities; and

•	selling and distribution expenses as we build, brand and market our electric aircraft.

To date, we have received capital to fund our operations from a number of sources. We received approximately $253 million in connection with the Business Combination, which after direct transaction costs included $94 million in proceeds from the PIPE Investment and $192 million from the Convertible Senior Secured Notes, which consummated substantially simultaneously with the Business Combination, net of transaction costs.

In addition, we received $8.5 million before commissions in connection with the Equity Subscription Line, between its commencement on August 5, 2022, and expiration on September 1, 2025. On March 13, 2024, we received $25 million in connection with the SF Investment Agreement. Effective May 22, 2024, we reached an agreement with Rolls-Royce to terminate the contract we had previously entered into with Rolls-Royce to develop an Electric Propulsion Unit (EPU). Under the termination agreement, we received a cash amount from Rolls-Royce in an amount equal to $34 million. In January 2025, we received approximately $83.9 million in connection with the January 2025 Offering, net of underwriting discounts and commissions and other offering expenses. In July 2025, we received approximately $66.4 million in connection with the July 2025 Offering, net of underwriting discounts and commissions and other offering expenses, including the full exercise of the Underwriter’s option to purchase 1,800,000 additional shares. As at September 30, 2025, we received approximately $7.2 million (equivalent to £5.3 million) in connection with our “at-the-market” equity offering program (the “ATM Program”), net of commissions – See also “At-the-Market” Equity Offering Program.

We are also continuing to explore other opportunities to raise additional capital to further support our funding situation into the foreseeable future.

We have also received conditional pre-orders and pre-order options, from (including through third party arrangements) American Airlines, Avolon, Bristow, Iberojet, and Marubeni, among others. Certain of these pre-orders require that the purchaser pay a pre-delivery payment, which is credited against any future amount due and payable. While the customer’s obligation to pay such pre-delivery payments is subject to various conditions, and they are expected to be refundable in certain circumstances, we expect to receive them prior to delivering aircraft to each customer.

Until we generate sufficient operating cash flow to cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of government funding, plus equity and debt financing, as well as any pre-delivery payments to the extent realized, to fund any future capital needs. Funds raised through equity securities may result in dilution to our shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of ordinary shares. Additionally, if we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. Adequate additional financing may not be available to us on acceptable terms, or at all.

Moreover, the capital markets have in the past, and may in the future, experience periods of upheaval and the availability and cost of equity and debt financing may be impacted by global macroeconomic conditions such as international political conflict, supply chain issues as well as rising inflation and interest rates. Further, the global economy, including credit and financial markets, has recently experienced extreme volatility and disruption, including severely diminished liquidity and credit availability, rising inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, including as a result of the implementation of tariffs under the current U.S. administration and retaliatory tariffs by the targeted countries. Each of these factors has the potential to impact our liquidity and future funding requirements, including but not limited to, our ability to raise additional capital when needed and on acceptable terms, if at all. The duration of an economic slowdown is uncertain and the impact on our business is difficult to predict.

In recent periods, our principal use of cash has been funding our research and development activities and other personnel costs. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and amount of cash received from our customers, the expansion of sales and marketing activities and the timing and extent of spending to support our development efforts. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products and technologies. We will need to seek additional equity or debt financing, which we may not be able to raise such financing on acceptable terms, or at all. If we are unable to raise additional capital or generate cash flows necessary to continue our research and development and invest in continued innovation, we may not be able to compete successfully or may need to scale back investments, which could materially impact our certification timeline, which would harm our business, results of operations, and financial condition. If adequate funds are not available, we may need to reconsider our expansion plans or limit our research and development activities, which could have a material adverse impact on our business prospects and results of operations.

“At-the-Market” Equity Offering Program

On September 5, 2025, we entered into the Sales Agreement with Jefferies, pursuant to which the Company may issue and sell its ordinary shares, par value $0.001 per share, having an aggregate offering price of up to $100 million, from time to time to or through Jefferies, acting as sales agent, in an “at-the-market” equity offering program. The ordinary shares to be sold pursuant to the Sales Agreement are issued pursuant to a registration statement on Form F-3 (File No. 333-287207) and related prospectus supplement filed on September 5, 2025 with the Securities and Exchange Commission.

Under the Sales Agreement, we may set the parameters for each sale of ordinary shares, including the total sales price of ordinary shares to be issued, the dates on which such sales are anticipated to be made and any minimum price below which sales may not be made. Subject to the terms and conditions of the Sales Agreement, Jefferies will use commercially reasonable efforts to sell the ordinary shares by methods deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. We have no obligation to sell any of the ordinary shares, and Jefferies is not required to sell any specific number or dollar amount of the ordinary shares. We may instruct Jefferies not to sell the ordinary shares if the sales cannot be effected at or above the price we designate from time to time and we may at any time suspend sales pursuant to the Sales Agreement.

We pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any ordinary shares sold through Jefferies under the Sales Agreement. We made certain customary representations, warranties and covenants in the Sales Agreement and also provided Jefferies with customary indemnification and contribution rights. The offering of ordinary shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all ordinary shares subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein.

As of September 30, 2025, we had sold approximately 1.3 million ordinary shares under the ATM Program at a weighted average share price of $5.90.

Convertible Senior Secured Notes

On October 26, 2021, we entered into the Convertible Senior Secured Notes Subscription Agreement by and among the Company, Broadstone and Mudrick Capital. Concurrently with the consummation of the Business Combination, pursuant to the terms of the Convertible Senior Secured Notes Subscription Agreement, (i) Mudrick Capital purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200 million for an aggregate purchase price of $192 million (the “Purchase Price”), and the Company issued and sold to Mudrick Capital the Convertible Senior Secured Notes in consideration for the payment of the Purchase Price, and (ii) the Company issued to Mudrick Capital 4,000,000 Convertible Notes Warrants (with 10 such warrants exercisable for one ordinary share of the Company). On December 16, 2021, the Company, Broadstone and the Trustee entered into the Indenture governing the Convertible Senior Secured Notes.

As adjusted for the reverse share split and consolidation of the Company’s ordinary shares at a ratio of 1 for 10, effective as of September 20, 2024 (“Reverse Share Split”), the Convertible Senior Secured Notes were initially convertible into up to 1,818,182 ordinary shares (excluding any interest, and subject to adjustments as provided in the Indenture) at an initial conversion rate of 9.09091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes.

On December 23, 2024, the Company entered into the First Supplemental Indenture with the Trustee. The First Supplemental Indenture sets forth certain amendments to the Indenture, including: (i) increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% per annum if we elect to pay interest in cash and 12.00% per annum if we elect to pay all incurred interest in-kind, and interest is paid semi-annually in arrears; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028, redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the fourth anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes; and (iii) providing for a fixed conversion price of $2.75 per ordinary share for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share for the other half. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

Following the execution of the First Supplemental Indenture, the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per ordinary share (the “Partial Conversion”), which resulted in the issuance of 47,343,585 ordinary shares by the Company to the holders of the Convertible Senior Secured Notes.

As of September 30, 2025, a total of 39,430,443 ordinary shares are issuable upon exercise of the remaining outstanding principal amount of the Convertible Senior Secured Notes.

Following the Partial Conversion, as contemplated by the Investment Agreement, the Company and VAGL entered into the Second Supplemental Indenture to the Indenture with the Trustee, pursuant to which VAGL became a guarantor of the Convertible Senior Secured Notes under the Indenture.

Upon the occurrence of a Fundamental Change (as defined in the Indenture), Mudrick Capital has the right, at its option, to require us to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased multiplied by any applicable fundamental change redemption multiplier as specified in the Indenture, plus accrued and unpaid interest on the Convertible Senior Secured Notes to be repurchased.

Aerospace Technology Institute (“ATI”) & U.K. Research and Innovation (“UKRI”) Grant Funding Programs

VAGL is the recipient of an ATI grant from the U.K. Government totaling up to £14.3 million from the U.K.’s announced aggregate investment of £113 million in hydrogen and all-electric flight technologies across all grant recipients. This grant is being drawn down in installments over the duration of the project, which is expected to continue through 2025. As of September 30, 2025, we received approximately £7.5 million of the ATI grant.

The grant is being used by the Company to develop a prototype propulsion battery system for aerospace applications, including as part of the Company’s eVTOL aircraft. Receipt of the grant follows the issuance by the applicable government agency of the formal grant offer letter and entry into by the Company of a collaboration agreement with university partners, both of which events occurred in March 2023, and is also subject to the terms and conditions of the award set out in the grant offer letter (which include, among others, that the ATI funding will contribute only 50% of the Company’s eligible costs in connection with the prototype battery development).

VAGL is also the recipient of a further ATI grant from the U.K. Government totaling approximately £8.1 million to research, design and develop the Company’s third-generation propellers and eVTOL aircraft propulsion system. VAGL is a member of a consortium comprised of the University of Glasgow, the University of Bristol, Cranfield University and Helitune. This grant is being drawn down in installments over the duration of the project, which is expected to continue for approximately three years. Receipt of the grant is subject to the terms and conditions of the award set out in the formal grant offer letter dated February 9, 2024, and signed by all parties as of February 16, 2024, which include, among other things, that the ATI funding will contribute only 50% of the Company’s eligible costs in connection with the propeller development. As of September 30, 2025, we have received approximately £1.6 million of the ATI grant.

In addition, VAGL is the recipient of a UKRI grant from the U.K. Government totaling approximately £2.3 million to develop and demonstrate end-to-end operations that will drive the development of a commercially viable AAM network in the U.K. This grant is being drawn down in installments over the duration of the project, which concluded on March 31, 2025. Receipt of the grant is subject to the terms and conditions of the award set out in the formal grant offer letter dated August 2022, which includes, among other things, that the UKRI funding will contribute only 60% of the Company’s eligible costs in connection with the project. As of September 30, 2025, we have received approximately £2.2 million of the UKRI grant.

July 2025 Offering

On July 10, 2025, we closed the July 2025 Offering, consisting of 12,000,000 ordinary shares, culminating in aggregate gross proceeds of $60 million, before deducting underwriting discounts and commissions and other offering expenses. In connection with the July 2025 Offering, the Underwriters exercised in full the 30-day option we granted to the Underwriters to purchase up to an additional 1,800,000 ordinary shares at the public offering price of $5.00 per ordinary share, culminating in an additional $9 million of gross proceeds, less underwriting discounts and commissions, which closed on July 21, 2025.

January 2025 Offering

On January 24, 2025, we closed the January 2025 Offering, consisting of 15,000,000 Units, with each Unit consisting of (i) one ordinary share, (ii) one-half of one Tranche A Warrant, and (iii) one-half of one Tranche B Warrant. The January 2025 Offering culminated in aggregate gross proceeds of $90 million, before deducting underwriting discounts and commissions and other offering expenses.

Each whole Tranche A Warrant entitles the holder thereof to purchase one Company ordinary share at an exercise price of $6.00 per share, is immediately exercisable as of its issuance and will expire at 5:00 p.m. New York City time on the five-year anniversary of the initial date of issuance. Each whole Tranche B Warrant entitles the holder thereof to purchase one Company ordinary shares at an exercise price of $7.50 per share, is immediately exercisable as of its issuance and will expire at 5:00 p.m. New York City time on the five-year anniversary of the initial date of issuance.

As of September 30, 2025, 7,450,000 Tranche A Warrants and 7,500,000 Tranche B Warrants were issued and outstanding. During the nine months ending September 30, 2025, holders of 50,000 Tranche A Warrants exercised their Tranche A Warrants for 50,000 ordinary shares at an exercise price of $6.00 per share, and as a result we received aggregate gross proceeds of $300,000.

SF Investment

On February 22, 2024, we entered into the SF Investment Agreement with Imagination Aero, a company wholly owned by Stephen Fitzpatrick (the “SF Investment Agreement”), pursuant to which Imagination Aero agreed to purchase, and we agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants (with 10 such warrants exercisable for one ordinary share of the Company), in each case at purchase prices specified in the SF Investment Agreement and subject to the terms and conditions set out in the SF Investment Agreement. In accordance with the SF Investment Agreement, on March 13, 2024, we received $25 million in gross proceeds in GBP converted based on the agreed exchange rate specified in the SF Investment Agreement in consideration for newly issued ordinary shares and SF Warrants.

On December 20, 2024, the Company entered into the Investment Agreement, pursuant to which all obligations under the SF Investment Agreement are deemed expired, including in respect of the funding commitment thereunder regarding a second tranche of $25 million, with such obligations being replaced by the right for Stephen Fitzpatrick to a 12-month option to invest up to $25 million in ordinary shares of the Company at a strike price equal to the per share purchase price paid by investors in the January 2025 Offering.

Shareholders Rights

As contemplated by the Investment Agreement, the Company, Mudrick Capital, Stephen Fitzpatrick and Imagination Aero entered into the Shareholder Letter Agreement, dated December 23, 2024, setting forth, among other things, certain rights conferred by the Company, including pre-emptive rights for Mudrick Capital and Stephen Fitzpatrick to maintain their respective ownership percentages of the Company for so long as Mudrick Capital and its affiliates or Mr. Fitzpatrick and his affiliates maintain at least a 20% or 3% beneficial ownership position, respectively, with customary exclusions for acquisitions and issuances to employees and directors.

Outstanding Warrants

As of the date of this filing, the following public and private warrants of the Company were issued and outstanding:

•	15,264,935 public warrants issued on December 16, 2021 in exchange for public warrants of Broadstone Acquisition Corp. in connection with the Company’s business combination therewith, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $115.00;

•	2,625,000 private Initial Virgin Atlantic Warrants issued on December 16, 2021 to Virgin Atlantic pursuant to the Virgin Atlantic Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $100.00;

•	4,000,000 private Convertible Notes Warrants issued on December 16, 2021 to Mudrick Capital pursuant to the warrant agreement, dated December 16, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $115.00;

•	50,000,000 private SF Warrants issued on March 13, 2024 to Stephen Fitzpatrick pursuant to the SF Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $50.00;

•	7,450,000 public Tranche A Warrants issued on January 24, 2025 in connection with the January 2025 Offering, with each such warrant exercisable for one ordinary share of the Company at an exercise price of $6.00; and

•	7,500,000 public Tranche B Warrants issued on January 24, 2025 in connection with the January 2025 Offering, with each such warrant exercisable for one ordinary share of the Company at an exercise price of $7.50.

Additionally, on December 16, 2021, Marcus Waley-Cohen was awarded 2,000,000 private options, with 10 such options exercisable for one ordinary share of the Company at an exercise price of $115.00 per share.

There is a considerable range in the exercise price of the aforementioned public and private warrants, in particular when taking into consideration the Reverse Share Split. The exercise price of all of the Company’s issued and outstanding warrants other than the Tranche A Warrants and Tranche B Warrants currently remains above the recent trends in the price of our ordinary shares. Assuming the exercise in full for cash of all of the Company’s issued and outstanding warrants, the Company would receive an aggregate of approximately $599 million from the exercise of warrants. The holders of the respective warrants are not obligated to exercise any or all of their warrants, and there is no assurance that they will elect to do so. So long as the price of our ordinary shares remains below the applicable exercise price of the respective warrants, holders of our warrants will be unlikely to exercise their warrants.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Nine Months Ended September 30,
	2025	2024

	(in £ thousands)
Net cash used in operating activities	(51,720)	(25,517)
Net cash from investing activities	1,912	1,407
Net cash from financing activities	120,959	18,955

Net cash used in operating activities

Net cash used in operating activities increased by £26,203 thousand, or 103%, from £25,517 thousand for the nine months ended September 30, 2024 to £51,720 thousand for the nine months ended September 30, 2025. This increase was primarily due to the cash receipt from Rolls-Royce of an amount equal to $34 million received during the nine months ended September 30, 2024.

Net cash from investing activities

Net cash from investing activities increased by £505 thousand, or 36%, from £1,407 thousand for the nine months ended September 30, 2024 to £1,912 thousand for the nine months ended September 30, 2025. This increase was primarily due to the fewer acquisitions of property, plant and equipment during the period and increased receipts of interest income arising from cash placed on deposit.

Net cash from financing activities

Net cash from financing activities increased by £102,004 thousand, or 538%, from £18,955 thousand for the nine months ended September 30, 2024 to £120,959 thousand for the nine months ended September 30, 2025. This increase was primarily due to proceeds from the January 2025 Offering, the July 2025 Offering and the ATM Program. Please see note 10 to our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2025 and 2024 included elsewhere in this filing for further information.

Material Cash Requirements for Known Contractual and Other Obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of September 30, 2025, while others are considered future commitments. Our contractual obligations primarily consist of research and development expenditure incurred in the advancement of our aircraft program. For information regarding our contractual maturities of financial liabilities, refer to note 25 (Financial risk management and impairment of financial assets) to our consolidated financial statements for the year ended December 31, 2024 included within our Annual Report. For information regarding our lease obligations, refer to note 17 to our consolidated financial statements for the year ended December 31, 2024 included within our Annual Report.

C. Research and Development, Patents and Licenses, etc.

For a discussion of our research and development and intellectual property activities, see “Research and Development” and “Intellectual Property” in Item 4.B. of our Annual Report and note 2 to our consolidated financial statements for the year ended December 31, 2024 included within our Annual Report.

D. Trend Information

Other than as disclosed above and elsewhere in this filing, we are not aware of any trends, uncertainties, demands, commitments or events during the nine months ended September 30, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in note 3, critical accounting judgments and key sources of estimation uncertainty, to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

Forward-Looking Statements

The above discussion contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, whether express or implied, other than statements of historical facts contained in this filing, including without limitation, statements regarding: the design and manufacture of our eVTOL aircraft; our future results of operations and financial position and expected financial performance and operational performance; the features and capabilities of the VX4; our business strategy and plans and objectives of management for future operations, including, among others, the building and testing of our prototype aircrafts on timelines projected, selection of suppliers, certification and the commercialization of the VX4 and the hybrid-electric VX4 variant and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all; statements regarding the liquidity, growth and profitability strategies; capital expenditure requirements, which may be higher than anticipated and our plans for capital expenditures; our ability and plans to raise additional capital to fund our operations; the differential strategy compared to our peer group; expectations surrounding pre-orders and commitments; our plans to mitigate the risk that we are unable to continue as a going concern, factors and trends affecting our business and guidance as described in this section entitled “Operating and Financial Review and Prospects” are forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “goals,” “targets,” “objectives,” “plans,” “may,” “will,” “should,” “expects,” “anticipates,” “could,” “intends,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “forecasts,” “aims,” “potential” or “continue,” “is/are likely to” or the negative of these terms or other similar expressions, though not all forward-looking statements use these words or expressions.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•	Our limited operating history and that we have not yet manufactured any non-prototype aircraft or sold any aircraft to eVTOL aircraft customers;

•	Our business plans require a significant amount of capital and we may not be able to raise additional funds when we need or want them, or at all, to fund our operations, which could force us to curtail or even cease our planned operations and the pursuit of our growth strategy;

•	Our limited cash and cash equivalents, recurring losses from operations and dependency on raising additional capital indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern;

•	If we are unable to test, produce, certify or launch aircraft in the volumes or timelines projected, including achieving the targets set out in Flightpath 2030;

•	Our aircraft may not perform at the level we expect and may potentially have defects;

•	Our dependence on our partners and suppliers for the components in our aircraft and for our operational needs;

•	Being an early-stage company with a history of losses, we expect to incur significant expenses and continuing losses in the foreseeable future;

•	Our markets are still in relatively early stages of growth, and such markets may not continue to grow, grow more slowly than we expect or fail to grow as large as we expect;

•	Any accidents or incidents involving aircraft developed by us or our competitors could harm our business;

•	Our aircraft may not be certified by transportation authorities for production and operation within any projected timeline, or at all;

•	Development, testing and commercialization of a hybrid-electric vertical take-off and landing variant of the VX4 is subject to significant risks, including technological, regulatory and operational challenges;

•	All of the pre-orders we have received for our aircraft are conditional and may be terminated at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances;

•	Our business has grown rapidly and expects to continue to grow significantly, and any failure to manage that growth effectively could harm our business;

•	Our dependence on recruiting and retaining our senior management team and other highly skilled personnel;

•	We previously identified material weaknesses in our internal controls over financial reporting, which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; and

•	The other risks and uncertainties described in the section entitled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 or in our Reports on Form 6-K furnished by the Company from time to time with the Securities and Exchange Commission.

The goals, targets, expectations and estimates included in the above discussion were prepared by the Company’s management team based on information available at the time such information was developed and reflects numerous assumptions, including those related to general business, economic, market, and financial conditions, as well as other factors that are difficult to predict and many of which are beyond the Company’s control. The Company believes the assumptions underlying such goals, targets, expectations and estimates were reasonable at the time such information was prepared. However, important factors that may affect actual results and cause the results reflected in such goals, targets, expectations and estimates not to be achieved including, among other things, risks and uncertainties relating to the Company’s business, industry performance, the regulatory environment, and general business and economic conditions, as discussed in the immediately preceding paragraph.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this filing. We will not and do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs, except as may be required under applicable securities laws. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

You should read the above discussion with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.